Exhibit 99.2
Option Exchange Program
Form of Key Terms
13 March 2009

Employee Stock Option	An employee stock option gives an individual the right to buy Motorola stock, at a specified price, by a specific date. The exercise price (or grant price) is the price at which the employee can purchase stock when the option becomes exercisable. There is a vesting period before the stock option is exercisable, and an expiration date.

Exchange Ratio	The term Exchange Ratio as used in connection with the proposed Option Exchange Program by Motorola is the number of stock options that an employee would receive for one underwater stock option that is being surrendered and cancelled. Different stock option grants may have different exchange ratios. Exchange Ratios are intended to deliver comparable value to option-holders while avoiding additional accounting expense for Motorola.

Exercise Price (Grant Price)	The price at which the stock option was granted. The difference between the exercise price (grant price) and the market price at the time the option is exercised is its value at that time. When you exercise your options, you purchase Motorola shares at the exercise price (or grant price).

Expiration Date	Employee stock options have a fixed period when they can be exercised. Once the stock options are vested, they can be exercised until the expiration date. The expiration date for replacement options in the proposed Option Exchange Program would be 5 years after the grant date.

Fair Market Value	The closing price of Motorola common stock as reported on the New York Stock Composite Transactions is currently considered the fair market value of Motorola shares under the Company’s employee equity incentive plans

Grant Date	The date that employee stock options are issued.

IDEA	Interactive Data Electronic Applications (“IDEA”) is a user-friendly information portal to the Securities and Exchange Commission’s (“SEC”) data that lets investors, analysts and others perform customized searches and extract meaningful and actionable filing data. If the Option Exchange Program is implemented, Motorola’s Schedule TO filing will be available on the IDEA link on the SEC’s website. Motorola’s other public filings such as its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statement and all

Exhibit 99.2
Option Exchange Program
Form of Key Terms
13 March 2009

amendments to these filings are also available at IDEA as soon as is reasonably practicable after such documents are electronically filed with, or furnished to the SEC.

In the Money	When Motorola’s current stock price is higher than the option’s exercise price.

One-time Option Exchange Program	A voluntary, one-time opportunity for eligible employees to surrender certain outstanding underwater stock options in exchange for a fewer new stock options with a lower exercise (grant) price.

SEC	United States Securities and Exchange Commission: an agency of the US federal government whose mission is to protect investors, maintain fair, orderly, and efficient markets, and facilitate capital formation in the United States.

Tender Offer Period	If the proposed amendments to the Equity Plans are approved by the stockholders, upon approval of the specific terms of the Program by the compensation committee of the Motorola board of directors, Motorola will file an Offer of Exchange with the SEC. Motorola will then distribute the Offer of Exchange to eligible employees and initiate the exchange period. Eligible employees will be given at least 20 business days from the date the Program is initiated to elect to exchange any or all of their Eligible Options for Replacement Awards.

Underwater Options	The condition of an option when Motorola’s current stock price is below the exercise price of the option.

Vesting Period	The vesting period is the time you must wait before some or all of your stock options become exercisable.
Motorola has not initiated the Option Exchange Program and will not do so unless we receive approval from Motorola’s stockholders at our 2009 Annual Meeting of Stockholders. Even if stockholder approval is obtained, Motorola may still decide to not implement the program or to delay its implementation. If the program is commenced, Motorola will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (SEC). If you are eligible to participate in the program, you should read the Tender Offer Statement and other related materials when they become available because they will contain important information about the Option Exchange Program. Motorola stockholders and option holders will be able to obtain these written materials and other documents filed by Motorola with the SEC free of charge from the SEC’s website at www.sec.gov.